                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 11-K

                                   (Mark One)

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]


                  For the fiscal year ended December 31, 1998


                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE Act of 1934 [NO FEE REQUIRED]


                 For the transition period from ________________

                   Commission file number SEC File No. 2-91561


                  A: DOVER CORPORATION RETIREMENT SAVINGS PLAN
                            (Full title of the plan)

                              B: DOVER CORPORATION
                                 280 Park Avenue
                            New York, New York 10017
                                  212/922-1640


           (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                              REQUIRED INFORMATION
                       (as required by items no. 1 thru 3)


                                      INDEX


Independent Accountants' Report

Financial Statements:

         Statements of Net Assets Available for Plan Benefits as of
                  December 31, 1998 and 1997

         Statements of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 1998 and December 31, 1997


         Notes to Financial Statements

Supplemental Schedules:

         Schedule I - Item 27a - Schedule of Assets held for investment purposes as of December 31, 1998.

         Schedule II - Item 27d - Schedule of Reportable Transactions for the year ended December 31, 1998.

                         Independent Accountants' Report


To the Participants and Administrator of

Dover Corporation Retirement Savings Plan:


In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Dover Corporation Retirement Savings Plan (the "Plan") at December 31, 1998 and 1997, and the changes in net assets available for plan benefits for the years ended December 31, 1998 and 1997 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. These supplemental schedules and fund information are the responsibility of the Plan's management. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.






                                                      PRICEWATERHOUSECOOPERS LLP


NEW YORK, NEW YORK
June 28, 1999

                                DOVER CORPORATION
                             RETIREMENT SAVINGS PLAN
               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                DECEMBER 31, 1998


                                                                           PARTICIPANT DIRECTED
                                                    --------------------------------------------------------------------
                                                      STOCK          INCOME         EQUITY        GROWTH      BALANCED
                                         TOTAL         FUND           FUND           FUND          FUND         FUND
ASSETS
Investments at fair value
  Common stock
    Dover Corporation                $174,206,608   $174,206,608   $        --   $        --   $        --   $        --
Common stock funds                    109,905,438             --                  48,787,201    48,344,197
Other funds                            79,481,424             --    50,088,140            --            --    20,119,743

Notes receivable from employees        16,977,330             --            --            --            --            --
Employee Contributions receivables          1,180            383           263           212           207             8
Employer Contributions receivables         16,832          7,413         1,545         1,340         2,007         1,279

                                     -----------------------------------------------------------------------------------
Total Assets                         $380,588,812   $174,214,404   $50,089,948   $48,788,753   $48,346,411   $20,121,030
                                     ===================================================================================

Net assets available                 -----------------------------------------------------------------------------------
        for Plan benefits            $380,588,812   $174,214,404   $50,089,948   $48,788,753   $48,346,411   $20,121,030
                                     ===================================================================================
                                                          *             *             *             *             *


                                                                   PARTICIPANT DIRECTED
                                     ------------------------------------------------------------------------------
                                                                                             HORIZON
                                                        AIM                    ------------------------------------
                                        LOAN       CONSTELLATION   TEMPLETON      SHORT       MEDIUM        LONG
                                        FUND            FUND          FUND         FUND        FUND         FUND
ASSETS
Investments at fair value
  Common stock
    Dover Corporation                $        --     $       --   $       --   $       --   $       --   $       --
Common stock funds                                    9,576,012    3,198,028
Other funds                                   --             --           --    1,892,180    2,791,695    4,589,666

Notes receivable from employees       16,977,330             --           --           --           --           --
Employee Contributions receivables            --             24            8           12           14           49
Employer Contributions receivables            --          1,250          432          378          554          634
                                     ------------------------------------------------------------------------------
Total Assets                         $16,977,330     $9,577,286   $3,198,468   $1,892,570   $2,792,263   $4,590,349
                                     ==============================================================================

Net assets available                 ------------------------------------------------------------------------------
        for Plan benefits            $16,977,330     $9,577,286   $3,198,468   $1,892,570   $2,792,263   $4,590,349
                                     ==============================================================================


SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

*THESE INVESTMENTS REPRESENT 5 PERCENT OR MORE OF THE PLAN'S NET ASSETS.

                                DOVER CORPORATION
                             RETIREMENT SAVINGS PLAN
               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                DECEMBER 31, 1997

                                                                            PARTICIPANT DIRECTED
                                                   ------------------------------------------------------------------------
                                                       STOCK           INCOME          EQUITY        GROWTH      BALANCED
                                      TOTAL             FUND            FUND            FUND          FUND         FUND
ASSETS
Investments at fair value
   Common stock
       Dover Corporation          $ 201,346,126    $ 201,346,126    $         --    $        --   $        --   $        --
Common stock funds                  102,932,957               --              --     51,317,368    40,649,961            --
Other funds                          77,888,633               --      51,409,898             --            --    20,456,412

Notes receivable from employees      17,938,038               --              --             --            --            --
Employer contributions
     receivable                          (8,211)          (8,211)             --             --            --            --
                                  -----------------------------------------------------------------------------------------

Total Assets                      $ 400,097,543    $ 201,337,915    $51,409,898    $51,317,368   $40,649,961   $20,456,412
                                  =========================================================================================

LIABILITIES
Due to (from) other fund          $          --    $     125,286    $   (226,782)   $    23,696   $    15,009   $    49,065
                                  -----------------------------------------------------------------------------------------
Total Liabilities                            --          125,286        (226,782)        23,696        15,009        49,065
                                  -----------------------------------------------------------------------------------------

Net assets available              -----------------------------------------------------------------------------------------
   for Plan benefits              $ 400,097,543    $ 201,212,629    $ 51,636,680    $51,293,672   $40,634,972   $20,407,347
                                  =========================================================================================
                                                          *               *              *             *             *


                                                              PARTICIPANT DIRECTED
                                  -----------------------------------------------------------------------------
                                                                                           HORIZON
                                                      AIM                     ---------------------------------
                                     LOAN       CONSTELLATION     TEMPLETON     SHORT      MEDIUM       LONG
                                     FUND            FUND            FUND        FUND       FUND        FUND
ASSETS
Investments at fair value
   Common stock
       Dover Corporation          $        --     $       --     $       --   $     --   $       --   $       --
Common stock funds                         --      7,445,056      3,520,552         --           --           --
Other funds                                --             --             --    944,726    2,178,627    2,898,970

Notes receivable from employees    17,938,038             --             --         --           --           --
Employer contributions
     receivable                            --             --             --         --           --           --
                                  ==============================================================================
Total Assets                      $17,938,038     $7,445,056     $3,520,552   $944,726   $2,178,627   $2,898,970
                                  ==============================================================================

LIABILITIES
Due to (from) other fund          $        --     $   13,726     $       --   $     --   $       --   $       --
                                  ------------------------------------------------------------------------------
Total Liabilities                          --         13,726             --         --           --           --
                                  ------------------------------------------------------------------------------

Net assets available              ------------------------------------------------------------------------------
   for Plan benefits              $17,938,038     $7,431,930     $3,520,552   $944,726   $2,178,627   $2,898,970
                                  ==============================================================================


SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

*THESE INVESTMENTS REPRESENT 5 PERCENT OR MORE OF THE PLAN'S NET ASSETS.

                                DOVER CORPORATION
                             RETIREMENT SAVINGS PLAN
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1998

                                                                               PARTICIPANT DIRECTED
                                                        --------------------------------------------------------------------------
                                                            STOCK          INCOME         EQUITY         GROWTH        BALANCED
                                            TOTAL            FUND           FUND           FUND           FUND           FUND
Investment Income:
   Interest                             $   2,086,498   $     307,686   $    153,414   $     62,175   $     83,559   $     29,031
   Dividends                               12,797,407       2,187,014             --      4,259,010      2,952,347      2,837,386
   Net appreciation (depreciation)
        in fair value of investments        9,904,346      (4,784,714)     3,138,841      3,638,446      7,635,773     (1,143,358)
                                        -----------------------------------------------------------------------------------------
                                           24,788,251      (2,290,013)     3,292,255      7,959,631     10,671,679      1,723,059
                                        -----------------------------------------------------------------------------------------

Contributions:
   Employees                               24,875,352       9,317,204      3,283,473      3,019,585      4,094,230      1,367,436
   Employers                                9,126,224       9,126,224             --             --             --             --
                                        -----------------------------------------------------------------------------------------
                                           34,001,576      18,443,428      3,283,473      3,019,585      4,094,230      1,367,436
                                        -----------------------------------------------------------------------------------------

Net loans to participants                          --      (1,151,988)      (672,571)      (397,494)      (298,017)      (277,905)
Interfund transfers                                (0)       (463,745)     3,779,881        265,275      4,549,693       (137,679)
Plan Merger                                23,947,338       2,387,421      8,776,184      4,075,845      4,310,316      2,634,587
Plan Spinoff                              (69,427,088)    (34,384,149)    (7,347,684)   (10,752,622)    (8,767,012)    (3,026,337)
Plan Conversion                            (8,945,641)             --     (3,607,078)    (2,170,742)    (2,726,695)      (441,127)
Rollovers                                   1,899,306         365,448        557,097         78,328        464,715         49,130
Distributions                             (24,588,061)    (10,145,011)    (6,075,217)    (2,860,431)    (2,547,947)    (1,807,407)

Increase (decrease)  in net assets      -----------------------------------------------------------------------------------------
   available for plan benefits            (19,508,731)    (27,238,609)     1,986,340       (782,624)     9,752,962         83,757

Net assets available for plan benefits
   Beginning of period                    400,097,543     201,212,629     51,636,680     51,293,672     40,634,972     20,407,347
                                        -----------------------------------------------------------------------------------------
                                        -----------------------------------------------------------------------------------------
   End of period                        $ 380,588,812   $ 173,974,020   $ 53,623,020   $ 50,511,048   $ 50,387,934   $ 20,491,104
                                        =========================================================================================


                                                                      PARTICIPANT DIRECTED
                                        ------------------------------------------------------------------------------------
                                                                                                     HORIZON
                                                            AIM                      ---------------------------------------
                                             LOAN      CONSTELLATION    TEMPLETON        SHORT        MEDIUM         LONG
                                             FUND           FUND           FUND          FUND          FUND          FUND
Investment Income:
   Interest                             $  1,402,664    $    43,574    $     4,436   $        30   $       (24)  $       (47)
   Dividends                                      --        234,669        326,980            --            --            --
   Net appreciation (depreciation)
        in fair value of investments              (1)     1,042,685       (560,907)      130,249       295,646       511,686
                                        ------------------------------------------------------------------------------------
                                           1,402,663      1,320,928       (229,491)      130,279       295,622       511,639
                                        ------------------------------------------------------------------------------------
Contributions:
   Employees                                      --      1,456,546        662,850       234,769       477,535       961,725
   Employers                                      --             --             --            --            --            --
                                        ------------------------------------------------------------------------------------
                                                  --      1,456,546        662,850       234,769       477,535       961,725
                                        ------------------------------------------------------------------------------------
Net loans to participants                  1,820,276        (79,275)       (28,661)      (16,974)      (18,516)      (65,286)
Interfund transfers                       (8,823,424)      (214,659)      (351,232)      716,590        40,583       638,717
Plan Merger                                  655,732        686,580        282,776        25,344        36,020        76,532
Plan Spinoff                              (3,436,716)      (708,097)      (279,355)     (119,342)     (177,926)     (427,849)
Plan Conversion                                   --             --             --            --            --            --
Rollovers                                         --        149,364         26,077        53,897        28,978       126,272
Distributions                                     --       (467,559)      (408,738)      (76,721)      (68,658)     (130,372)

Increase (decrease) in net assets       ------------------------------------------------------------------------------------
   available for plan benefits            (8,381,468)     2,143,827       (325,775)      947,844       613,636     1,691,379

Net assets available for plan benefits
   Beginning of period                    17,938,038      7,431,330      3,520,552       944,726     2,178,627     2,898,970
                                        ------------------------------------------------------------------------------------
                                        ------------------------------------------------------------------------------------
   End of period                        $  9,556,570    $ 9,575,157    $ 3,194,777   $ 1,892,570   $ 2,792,263   $ 4,590,349
                                        ====================================================================================


SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                                DOVER CORPORATION
                             RETIREMENT SAVINGS PLAN
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                                                                 PARTICIPANT DIRECTED
                                                        ------------------------------------------------------------------------
                                                             STOCK          INCOME         EQUITY         GROWTH       BALANCED
                                             TOTAL            FUND           FUND           FUND           FUND           FUND
Investment Income:
   Interest                             $   1,269,322   $       6,806   $      4,824   $     11,413   $      5,841   $      3,843
   Dividends                               15,909,378       1,884,726             --      7,125,891      3,027,766      2,929,403
   Net appreciation (depreciation)
   in fair value of investments            69,713,169      57,766,603      3,059,117      3,188,664      4,793,384        265,308
                                        -----------------------------------------------------------------------------------------
                                           86,891,869      59,658,135      3,063,941     10,325,968      7,826,991      3,198,554
                                        -----------------------------------------------------------------------------------------

Contributions:
   Employees                               23,920,188       8,076,194      3,695,839      3,328,208      3,940,355      1,696,590
   Employer                                 8,207,682       8,207,682             --             --             --             --
                                        -----------------------------------------------------------------------------------------
                                           32,127,870      16,283,876      3,695,839      3,328,208      3,940,355      1,696,590
                                        -----------------------------------------------------------------------------------------

Net loans to participants                          --      (1,885,565)      (763,288)      (600,403)      (343,577)      (223,779)
Interfund transfers                                --       3,827,907     (2,222,865)    (1,262,083)      (190,296)       (29,161)
Plan merger                                 3,632,915         308,552      1,215,568      1,206,458        255,258        419,828
Rollovers                                   1,141,663         432,009         59,731        123,743        293,748         19,263
Distribution to participants              (17,596,070)     (6,661,704)    (4,952,204)    (2,088,025)    (1,534,479)      (675,177)
                                        -----------------------------------------------------------------------------------------

Increase in net assets                  -----------------------------------------------------------------------------------------
available for plan benefits               106,198,247      71,963,210         96,722     11,033,866     10,248,000      4,406,118

Net assets available for plan benefits
   Beginning of period                    293,899,296     129,249,419     51,539,958     40,259,806     30,386,972     16,001,229
                                        -----------------------------------------------------------------------------------------
                                        -----------------------------------------------------------------------------------------
   End of period                        $ 400,097,543   $ 201,212,629   $ 51,636,680   $ 51,293,672   $ 40,634,972   $ 20,407,347
                                        =========================================================================================


                                                                  PARTICIPANT DIRECTED
                                       ----------------------------------------------------------------------------------
                                                                                                  HORIZON
                                                           AIM                      -------------------------------------
                                            LOAN      CONSTELLATION    TEMPLETON     SHORT         MEDIUM         LONG
                                            FUND           FUND           FUND        FUND          FUND          FUND
Investment Income:
   Interest                            $  1,239,362    $    (2,011)   $      (791)  $     (85)  $        86   $        34
   Dividends                                     --        522,289        419,303          --            --            --
   Net appreciation (depreciation)
   in fair value of investments                  --        203,024       (243,909)    101,666       214,973       364,339
                                       ----------------------------------------------------------------------------------
                                          1,239,362        723,302        174,603     101,581       215,059       364,373
                                       ----------------------------------------------------------------------------------

Contributions:
   Employees                                     --      1,272,523        626,221     189,561       397,595       697,102
   Employer                                      --             --             --          --            --            --
                                       ----------------------------------------------------------------------------------
                                                 --      1,272,523        626,221     189,561       397,595       697,102
                                       ----------------------------------------------------------------------------------

Net loans to participants                 3,902,817        (43,333)       (15,399)     (5,679)          898       (22,692)
Interfund transfers                      (1,246,286)        71,010        439,595     170,153       317,101       124,925
Plan merger                                  17,299         69,421         88,605      12,507        13,619        25,800
Rollovers                                        --         64,745         37,175       1,175        13,522        96,552
Distribution to participants             (1,072,623)      (213,403)       (94,523)   (167,806)      (10,738)     (125,388)
                                       ----------------------------------------------------------------------------------

Increase in net assets                 ----------------------------------------------------------------------------------
available for plan benefits               2,840,569      1,944,265      1,256,277     301,492       947,056     1,160,672

Net assets available for plan benefits
   Beginning of period                   15,097,469      5,487,065      2,264,275     643,234     1,231,571     1,738,298
                                       ----------------------------------------------------------------------------------
                                       ----------------------------------------------------------------------------------
   End of period                       $ 17,938,038    $ 7,431,330    $ 3,520,552   $ 944,726   $ 2,178,627   $ 2,898,970
                                       ==================================================================================


SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

(1)  Summary of Significant Accounting Policies

     (a)  Basis of Presentation

          The accompanying statements, prepared on the accrual basis of accounting, present the net assets available for Plan benefits and changes in net assets available for Plan benefits for the Dover Corporation Retirement Savings Plan (the "Plan").

     (b)  Management of Trust Funds

          American Express Financial Advisors (the "Trustee") has been granted discretionary authority to purchase and sell securities.

          The Trustee maintains investment funds as follows:

          - The Dover Corporation Pooled Stock Account (Stock Fund) is authorized to invest in Dover Corporation common stock and money market funds.

          - The American Express Trust Income Fund II (Income Fund) is authorized to invest primarily in insurance and bank investment contracts. About 90% of the investments are made in stable contracts; the remaining 10% are invested in high-quality money market securities.

          - The IDS Stock Fund (Equity Fund) is authorized to invest mainly in U.S. common stocks and bonds. This is a medium risk fund with medium long-term return potential.

          - The IDS Mutual Fund (Balanced Fund) is authorized to invest mainly in common and preferred stocks and bonds while it also makes investments in securities of foreign issuers, cash, short-term corporate notes and repurchase agreements, and stock index futures contracts and options.

          - The IDS New Dimensions Fund (Growth Fund) is authorized to invest mainly in U.S. common stocks and may also invest in securities of foreign issuers, cash, short-term corporate notes and repurchase agreements, and stock index futures contracts and options. This fund has a higher long-term return potential.

          - The Templeton Foreign Fund is authorized to invest primarily in stocks and debt obligations of companies and governments outside the United States with the objective of obtaining long-term capital growth.

          - The Aim Constellation Fund is authorized to invest primarily in common stocks of medium-sized and smaller emerging growth companies with the objective of obtaining capital growth.

          - The American Express Trust Long-Term Horizon Fund is authorized to invest in other collective investment funds to create a diversified portfolio with an aggressive risk profile appropriate for individuals with long-term time horizons.

          - The American Express Trust Medium-Term Horizon Fund is authorized to invest in other collective investment funds to create a diversified portfolio with a moderately conservative risk profile appropriate for individuals with medium-term time horizons.

          - The American Express Trust Short-Term Horizon Fund is authorized to invest in other collective investment funds to create a diversified portfolio with a conservative risk profile appropriate for individuals with short-term time horizons.

          The Plan Administrator may delegate the management of the Plan's assets to another investment manager if it deems it advisable in the future. Funds temporarily awaiting investment are placed in a short-term investment fund of the Trustee where they earn the prevailing market rate of interest.

     (c)  Investments

          Investments in securities are carried by the Plan at fair values, which are determined by the Trustee, as follows:

          - Common stock - quotations obtained from National Securities Exchanges; and fixed income and short-term securities (U.S. government obligations, commercial paper, corporate bonds) - stated at market values based upon market quotations obtained from published sources.

          - Purchases and sales of investment securities are reflected on a trade-date basis. Gains and losses on sales of investment securities are determined on the average cost method.

          - Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned.


     (d)  Use of Estimates in the Preparation of Financial Statements

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates

     (e)  Risks and Uncertainties

          The Plan provides for various investment options in any combination of stocks, bonds, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is as least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

     (f)  Other

          The Plan presents in the Statement of Changes in Net Assets Available for Plan Benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Participant loans are valued at cost, which approximates fair value.

2)   The Plan

     The following description of the Plan provides only general information. The provisions of the Plan are governed in all respects by the detailed terms and conditions contained in the Plan itself.

     The Plan is a defined contribution plan established to encourage and facilitate systematic retirement savings and investment by eligible employees of Dover Corporation ("Dover").

     Participating units of Dover may participate in (i) the salary reduction and matching contribution portions of the Plan, (ii) the profit-sharing contribution portion of the Plan, or (iii) both. All employees of such participating units who have reached age 21 and completed one year of service are eligible to participate in the Plan, except in the case of certain participating units whose employees are immediately eligible to join the plan after attaining age 21. Salary reduction contributions to the Plan are voluntary. A participant may elect to exclude from 1% to 18% in whole percentages of his or her compensation (the "Deferred Amount") from current taxable income by contributing it to the Plan.

     The amount contributed is subject to applicable Internal Revenue Code limits, and the percentage of compensation contributed by highly compensated employees may be further limited to enable the Plan to satisfy nondiscrimination requirements. In addition, the Internal Revenue Code limits to $160,000 (as adjusted for cost-of-living increases) the amount of compensation that may be taken into account under the Plan. Each participating Dover unit (Employers) made contributions to the Plan on behalf of the Participants employed by it equal to a percentage of the first 6% of earnings included in the Deferred Amount (the "Employer Matching Contribution"). At the discretion of an Employer's Board of Directors, an additional year-end Employer Matching Contribution may be made to the Plan on behalf of Participants employed on the last day of the year. Basic and additional matching contributions are subject to an aggregate limit on such contributions of 200% of the first 6% of compensation included in the Deferred Amount. All employer-matching contributions are initially invested in the Stock Fund. Participants are fully vested with respect to amounts attributable to their salary reduction amounts and matching contributions, except for participating units whose employees are immediately eligible, in which case employer matching contributions are subject to a one year of service vesting requirement.

     An Employer may elect to make Profit Sharing Contributions for a plan year with respect to its employees who have satisfied the age and service requirements described above. Such contributions will be allocated in proportion to the compensation of participants who are employed by that employer and are employees on the last day of the plan year. A participant's Profit-Sharing account vests at the rate of 20% per year of service (except in the case of certain Employers, whose employees' Profit-Sharing Contribution accounts are immediately vested). A participant's Profit-Sharing account becomes fully vested after five years, upon the attainment of age 65 while an employee, in the event of his or her death or permanent disability while an employee, or in the event of a plan termination.

     A participant's vested account balance in the Plan is distributable following the participant's retirement, death, or other termination of employment.

     On October 1, 1995 the Plan was amended to allow for installment distribution payments in the case of fully vested participants who have attained age 55. The Plan does not permit withdrawals during a Participant's active career, other than certain required distributions payable to participants who have attained age 70-1/2.

     A participant who has been active in the Plan for at least twelve months may request a loan from the Plan except that participants who have made rollovers into the Plan may request a loan without meeting the 12 month requirement. A maximum of three loans may be outstanding at any one time. The minimum a participant may borrow is $1,000, and the maximum amount is determined by the balance in the participant's vested account as of the Valuation Date preceding the loan request in accordance with Department of Labor Regulations, as per the following schedule:

     Vested Account Balance                  Allowable Loan
     ---------------------------------------------------------------------------
     less than or equal to $100,000          up to 50% of Vested Account Balance
     more than $100,000                      $50,000

     Loans are available for the acquisition of a home, medical expenses, education expenses, or other purposes approved by the Plan Administrator. These loans bear interest from 6% to 11%.

     Each Participant has the right to direct the entire amount of the Deferred Amount being allocated to his or her Savings Account during a Plan Year to be invested in one or more of the available Investment Funds in multiples of five percent. Each participant has the right at any time to move all or any portion of the amount in his or her account (including the amount attributable to Employer Matching Contributions) among the investment funds.

     Each participant has the right to rollover into the plan distributions from other qualified plans or conduit IRA's.

(3)  Federal Income Taxes

     The Plan Administrator has received a tax qualification letter from the Internal Revenue Service stating that the Plan qualifies under the provisions of Section 401 in the Internal Revenue Code, and that its related trust is exempt from Federal income taxes.

(4)  Plan Termination

     Although it has not expressed any intent to do so, Dover has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, participants will become 100% vested in their accounts.

(5)  Plan Merger and Spin-Off

     On January 1, 1998 assets amounting to $421,161 were merged into the Plan from the Randell Arizona Retirement Plan Number One. Randell is a division of Dover Corporation. Randell employees began participating in the plan on January 1, 1998.

     On February 1, 1998 assets amounting to $10,891,978 were merged into the Plan from the Pathway Bellows Inc., 401(k) Plan. Pathway Bellows is a wholly owned subsidiary of Dover Corporation. Pathway Bellows employees began participating in the plan on February 1, 1998.

     On April 1, 1998 assets amounting to $396,205 were merged into the Plan from the K&K Welding Products 401(k) Savings Plan. K&K Welding Products is a wholly owned subsidiary of Dover Corporation. K&K Welding Products employees began participating in the plan on March 1, 1998.

     On July 1, 1998 assets amounting to $1,409,619 were merged into the Plan from the Randell Manufacturing Hourly Shop Retirement Plan & Trust. Randell Manufacturing, Inc. is a wholly owned subsidiary of Dover Corporation. Randell Hourly Shop employees began participating in the plan on July 1, 1998.

     On July 1, 1998 assets amounting to $733,076 were merged into the Plan from the Tarby of Delaware Inc. 401(k) Retirement Plan. Tarby of Delaware Inc. is a wholly owned subsidiary of Dover Corporation. Tarby of Delaware's employees began participating in the plan on July 1, 1998.

     On July 1, 1998 assets amounting to $295,733 were merged into the Plan from Richland Inc. Savings & Profit Sharing Plan. Richland Inc. is a wholly owned subsidiary of Dover Corporation. Richland employees began participating in the plan on July 1, 1998.

     On January 1, 1997 assets amounting to $1,763,066 were merged into the Plan from the OPW Division Hourly Employees 401(k) Plan. OPW is a division of Dover Corporation. OPW hourly employees began participating in the plan on January 1, 1997.

     On February 1, 1997 assets amounting to $298,181 were merged into the Plan from the Trailmaster Corporation 401(k) Savings Plan. Trailmaster Corporation is a wholly owned subsidiary of Dover Corporation. Trailmaster employees began participating in the plan on January 1, 1997.

     On March 1, 1997 assets amounting to $483,108 were merged into the Plan from the Knappco Corporation Retirement Savings Plan. Knappco is a wholly owned subsidiary of Dover Corporation. Knappco employees began participating in the plan on March 1, 1997.

     Effective October 1, 1998, in anticipation of the spin-off of Dover Elevator, the assets specific to Dover Elevator participating units, amounting to $69,427,088, were spun-off into a separate plan and trust specific to Dover Elevator. This plan was essentially a mirror image of the Dover Corporation Retirement Savings Plan. The assets of this plan and trust went to Thyssen Corporation with the sale.

(6)  Subsequent Events

     On January 5, 1999 Dover Corporation sold its worldwide elevator business to Thyssen Corporation of Germany. Dover Elevator, Inc. employees had $69,427,088 invested in the Plan. This represented approximately 15.43% of total plan assets.

     On January 1, 1999 assets amounting to $2,503,464 were merged into the Plan from the Vitronics Corporation Profit Sharing Plan. Vitronics is a wholly owned subsidiary of Dover Corporation. Vitronics employees began participating in the plan on January 1, 1999.

     On February 1, 1999 assets amounting to $9,482,570 were merged into the Plan from the Groen Corporation Employees 401(k) Salary Deferral Profit Sharing Plan. Groen Corporation is a wholly owned subsidiary of Dover Corporation. Groen employees began participating in the plan on February 1, 1999.

     On February 1, 1999 assets amounting to $3,918,813 were merged into the Plan from the Avtec Corporation Hourly and Salary 401(k) Plan. Avtec Corporation is a wholly owned subsidiary of Dover Corporation. Avtec employees began participating in the plan on February 1, 1999.

     On April 1, 1999 assets amounting to $1,171,881 were merged into the Plan from the Koolant Koolers Inc. Retirement Plan. Koolant Koolers Inc. is a wholly owned subsidiary of Dover Corporation. Koolant Koolers employees began participating in the plan on April 1, 1999.

                    DOVER CORPORATION RETIREMENT SAVINGS PLAN
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 1998

(a)                  (b)                                            (c)                              (d)            (e)
                                                   Description of investment, including
         Identity of issuer, borrower,          maturity date, rate of interest, collateral,                      Current
            lessor or similar party                        par or maturity value                     Cost          value
    Equity Funds:
 *     American Express Financial Advisors   Stock Fund, 4,404,853 shares                        $127,778,428  $175,040,049
 *     American Express Financial Advisors   Equity Fund, 1,912,891 shares                         43,818,408    50,978,537
 *     American Express Financial Advisors   Growth Fund,(New Dimensions) 1,769,923 shares         39,290,352    51,053,427
 *     American Express Financial Advisors   Templeton Fund, 381,171 shares                         3,818,928     3,198,028
 *     American Express Financial Advisors   Aim Constellation, 314,978 shares                      8,465,828     9,613,137
    Other Funds:
 *     American Express Financial Advisors   Balance Fund, (IDS Mutual Fund Y) 1,589,411 shares    21,604,664    20,700,494
 *     American Express Financial Advisors   Income Fund, 2,856,636 shares                         48,692,293    52,682,084
 *     American Express Financial Advisors   Long-Term Horizon, 216,688 shares                      3,856,675     4,589,666
 *     American Express Financial Advisors   Medium-Term Horizon, 150,423 shares                    2,328,733     2,791,695
 *     American Express Financial Advisors   Short-Term Horizon, 120,867 shares                     1,749,758     1,892,180
    Loans:
 *     Plan Participant                      Loan Fund, Interest rate varies from                          --    16,978,361
                                             6% to 11%

 *  Denotes party-in-interest

                    DOVER CORPORATION RETIREMENT SAVINGS PLAN
                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998

                          (a)                                   (b)           (c)            (d)        (e)          (f)
                                                                                                                   Expenses
                      Identity of                                           Purchase       Selling      Lease   Incurred with
                    Party Involved                          Description      Price          Price      Rental    Transaction
Reporting Criterion I:
Dover Corporation Stock
     Sales, 1 transaction                                   Stock Fund                   $33,263,164

Reporting Criterion II:
NONE

Reporting Criterion III:
Dover Corporation Stock                                     Stock Fund*
     Purchases, 79 transactions                                           $23,733,487
     Sales, 58 transactions                                                             $42,973,283
American Express Financial Advisors - Money Market Fund I   Stock Fund
     Purchases, 205 transactions                                          $38,737,196
     Sales, 157 transactions                                                            $39,647,654
American Express Financial Advisors - New Dimensions        Growth Fund
     Purchases, 253 transactions                                          $16,403,664
     Sales, 113 transactions                                                            $ 5,303,824
American Express Financial Advisors - Income Fund II        Income Fund
     Purchases, 114 transactions                                          $27,467,513
     Sales, 137 transactions                                                            $20,444,116

Reporting Criterion IV:
NONE


                          (a)                                   (g)           (h)           (i)

                      Identity of                             Cost of       Current       Net Gain
                    Party Involved                             Asset         Value         (Loss)
Reporting Criterion I:
Dover Corporation Stock
     Sales, 1 transaction                                                 $16,203,209   $ 17,059,955

Reporting Criterion II:
NONE

Reporting Criterion III:
Dover Corporation Stock
     Purchases, 79 transactions
     Sales, 58 transactions                                 $23,733,487   $51,162,660   ($8,189,377)
American Express Financial Advisors - Money Market Fund I
     Purchases, 205 transactions
     Sales, 157 transactions                                $38,737,196   $39,647,654            --
American Express Financial Advisors - New Dimensions
     Purchases, 253 transactions
     Sales, 113 transactions                                $16,403,664   $ 4,926,207   $   377,617
American Express Financial Advisors - Income Fund II
     Purchases, 114 transactions
     Sales, 137 transactions                                $27,467,513   $19,993,243   $   450,873

Reporting Criterion IV:
NONE


* Note the Stock Fund is comprised of the Money Market Fund and Dover Corporation Stock

                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned hereunto duly authorized.


                                        DOVER CORPORATION
                                        RETIREMENT SAVINGS PLAN


Dated: June 28, 1999                    By:   /s/  Robert G. Kuhbach
                                             ----------------------------------
                                              Robert G. Kuhbach, Vice President
                                              and Secretary
                                              and Member Pension Committee
                                              (Plan Administrator)